TROUTMAN SANDERS BUILDING

1001 HAXALL POINT

RICHMOND, VIRGINIA 23219

www.troutmansanders.com

TELEPHONE: 804-697-1200

FACSIMILE: 804-697-1339

MAILING ADDRESS

P.O. BOX 1122

RICHMOND, VIRGINIA 23218-1122

Fred W. Palmore, III	Direct Dial:	804-697-1396
fred.palmore@troutmansanders.com	Direct Fax:	804-698-5188

January 4, 2008

VIA EDGAR, FACSIMILE (202) 772-9203

  and OVERNIGHT MAIL

Dan Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3628

Re: January 3, 2008 Letter to FNB Shareholders and Anticipated Final Proxy Materials to be

Filed by the “FNB Corporation Shareholders Committee”

(File No. 000-24141)

Dear Mr. Duchovny:

It is anticipated that the purported “FNB Corporation Shareholders Committee” (the dissidents) will file with the Securities and Exchange Commission (the Commission) final proxy material in the near future.

On October 22, November 2, November 15, and November 28, 2007, on behalf of FNB Corporation (FNB), we submitted letters to you and to Timothy A. Geishecker pointing out instances where FNB believes that the former versions of the preliminary proxy material filed by the dissidents contained false and misleading information, instances where the materials failed to include material facts necessary to make the statements not false and misleading, and instances where the dissidents have not complied with the Securities Exchange Act of 1934 (the Exchange Act).

On January 3, 2008, one of the dissidents, Kendall O. Clay, sent a letter to FNB shareholders and filed the letter with the Commission (the January 3 Letter).

A T L A N T A   •  H O N G  K O N G  •  L O N D O N  •  N E W  Y O R K  •  N E W A R K  •  N O R F O L K  •

R A L E I G H  R I C H M O N D • S H A N G H A I • T Y S O N S C O R N E R • V I R G I N I A  B E A C H • W A S H I N G T O N, D.C.

Dan Duchovny, Esq.

January 4, 2008

The January 3 Letter continues to make many of the same false and misleading statements that have been made in the preliminary proxy material filed by the dissidents. For example, the January 3 Letter continues to mischaracterize the employment arrangements for William P. Heath, Jr., the Chief Executive Officer of FNB, and it suggests that all of Mr. Heath’s compensation will be earned in a two-year rather than over his five-year employment and non-compete arrangement. It also continues unfounded allegations about the performance of FNB management and that board members will benefit personally from the merger, including the completely baseless allegation that the chairman of the combined bank to be formed through the merger has been promised compensation which management has declined to disclose. Like other allegations, that statement has no basis in fact.

The January 3 Letter also continues to make false and misleading statements about Davenport & Company LLC (Davenport) and its advice to the FNB board of directors.

1.	False reference to timing of advice

In the January 3 Letter, Mr. Clay alleges that at the time Davenport advised the FNB board with respect to the proposed merger with Virginia Financial Group, Inc. (VFG) that a successful MOE (merger of equals) with VFG offers the ability to immediately and substantially enhance shareholder value, Davenport had been retained under an arrangement that would pay Davenport a fee only if a merger transaction was completed. That statement is false and misleading. As discussed in detail below, the referenced advice delivered by Davenport to the FNB board was delivered at the June 13, 2007 meeting of the FNB board, before Davenport was engaged to deliver a fairness opinion for a contingent fee.

At the June 13, 2007 meeting, representatives of Davenport met with the FNB board to review strategic options available to FNB to enhance shareholder value. Such options included: (i) remaining independent, with share repurchase programs, accelerated branch growth, and non-banking growth opportunities; (ii) entering into a merger of equals transaction, including the proposed merger with VFG; (iii) entering into acquisition transactions of smaller banking institutions; and (iv) the outright sale of FNB to a larger financial institution.

Based on its analysis, Davenport concluded, and advised the FNB board, that the proposed merger of equals transaction with VFG had the potential to provide superior financial benefits to those that might reasonably be expected to result from the other alternatives examined by Davenport, including remaining independent, other than the outright sale of FNB to a larger financial institution. It was in connection with that advice, that Davenport advised the FNB board at the June 13 meeting that “a successful MOE [merger of equals] offers the ability to immediately and substantially enhance shareholder value and still provide the company [FNB] with an equal partner’s role in future management and strategy. The proposed transaction with VFG appears to meet all the criteria for a successful MOE.”

Dan Duchovny, Esq.

January 4, 2008

Leading up to and at the time of the June 13, 2007 meeting of the FNB board, Davenport was retained on an hourly basis to perform the analysis requested. It was at the conclusion of the June 13, 2007 meeting that the FNB board authorized management to engage Davenport to represent FNB in connection with the FNB board’s consideration of the proposed merger with VFG. The FNB board selected Davenport because of the thorough and complete knowledge of both FNB and VFG that Davenport had acquired as a result of its prior separate and distinct engagements by FNB and because of Davenport’s expertise in valuing and advising financial institutions in merger and acquisition transactions. Therefore, it was after the June 13, 2007 board meeting that Davenport was separately engaged to deliver a fairness opinion to the FNB board, and FNB agreed to pay a fee for the fairness opinion that would be contingent upon a merger with VFG actually being completed.

Mr. Clay must know the above-described facts because he is a member of the FNB board and was present at the June 13 FNB board meeting. As a result, he must know that Davenport provided the advice that he references in the January 3 Letter at the June 13, 2007 meeting of the FNB board and he also must know that at that time Davenport had not been engaged to deliver a fairness opinion for a contingent fee. His allegations to the contrary are false.

2.	False reference to alleged conflict of interest

In the January 3 Letter, Mr. Clay also makes false and misleading statements about the ownership by Davenport of shares of VFG stock. Mr. Clay alleges that the ownership by Davenport of VFG stock is a clear conflict of interest which precluded Davenport from providing an objective opinion.

Mr. Clay is aware that allegations concerning this particular matter were referred to a special committee consisting of three disinterested FNB directors. The allegations were reviewed by the special committee with the assistance of the Roanoke, Virginia law firm of Woods Rogers PLC and Keefe, Bruyette & Woods, Inc., a leading national investment banking firm which specializes in financial institutions. That investigation concluded that (1) all shares of stock held by Davenport are held by Davenport for the benefit of Davenport’s customers and not for Davenport’s own account, (2) that the number of shares of VFG stock was, and is de minimis and immaterial, (3) that the ownership of this de minimis number of shares for the benefit of Davenport customers had no affect on Davenport’s work or opinions or the nature or quality of the advice provided by Davenport, and (4) that the written disclosure by Davenport was adequate to advise of the prospect of such de minimis ownership. The Davenport fairness opinion and all drafts of the joint proxy statement have always contained a disclosure that in the ordinary course of its business as a broker dealer, Davenport may, from time to time, own securities of VFG for the account of its customers.

Dan Duchovny, Esq.

January 4, 2008

Despite these findings of facts, Mr. Clay continues to allege that Davenport had a conflict of interest notwithstanding having heard the report of the special committee. Mr. Clay’s unfounded allegations about Davenport are both false and misleading.

It is possible that these two false and misleading references to Davenport contained in the January 3 Letter may be contained in the final proxy materials the dissidents group intends to send to FNB shareholders.

For the reasons set forth in this letter and in our letters of October 22, November 2, November 15, and November 28, 2007, FNB respectfully requests that the Commission prevent the dissident group from soliciting proxies from FNB shareholders with respect to the special meeting of FNB shareholders on the merger until such time as the dissidents have (a) corrected all prior communications to FNB shareholders, including the January 3 Letter, (b) amended their proxy statement to delete all false and misleading information contained therein and to include all material facts necessary to make the statements made therein not false or misleading.

Thank you for your consideration of our requests.

Very truly yours,

/s/ Fred W. Palmore, III

cc:	Timothy A. Geishecker (via edgar, facsimile and overnight mail)